Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and six months ended September 30, 2010 and 2009

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Revenue	$222,739	$177,849	$441,912	$336,309
Cost of sales	106,589	92,770	215,091	171,121

Gross margin	116,150	85,079	226,821	165,188

Expenses
Selling, marketing and administration	41,382	33,360	83,129	61,318
Research and development	12,656	7,540	24,504	14,690
Depreciation and amortization of property and equipment	5,734	3,021	12,509	5,340
Amortization of intangible assets (note 8)	2,399	—	4,235	—
Interest expense	8,020	7,325	16,226	14,157
Interest expense on related party debt	16	8,648	5,297	16,703
Foreign exchange (gain) loss	(14,657)	(38,899)	6,347	(74,941)

	55,550	20,995	152,247	37,267

Other income (loss), net	111	29	273	(137)

Income before income taxes	60,711	64,113	74,847	127,784

Income tax expense (recovery) (note 12)
Current	14,593	9,100	31,169	11,735
Deferred	1,771	(1,689)	(5,658)	4,464

	16,364	7,411	25,511	16,199

Net income	$44,347	$56,702	$49,336	$111,585

Earnings per share amounts (note 13)
Basic and diluted earnings per share	$0.38	$0.33	$0.36	$0.65

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars)

	September 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$137,535	$230,169
Trade receivables (note 5)	112,609	81,901
Other current assets	9,372	11,972
Inventory (note 6)	79,558	58,743
Deferred income taxes	11,195	11,683

	350,269	394,468
Property and equipment (note 7)	107,416	107,999
Goodwill (note 2)	34,819	—
Intangible assets (note 8)	46,452	506
Deferred income taxes	10,242	14,962
Deferred financing fees	9,946	9,652
Other long-term assets (note 16)	—	507

	$559,144	$528,094

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$28,992	$38,861
Accrued and other current liabilities	72,004	81,123
Deferred revenue	28,210	24,697
Income taxes payable	16,095	5,523
Current portion of long-term debt (note 9)	3,050	92,790
Current portion of related party long-term debt (note 9)	—	1,421

	148,351	244,415
Long-term debt (note 9)	392,800	473,732
Related party long-term debt (note 9)	—	429,855
Other long-term liabilities (note 16)	337	—
Deferred revenue	80,830	74,407

	622,318	1,222,409
Shareholders’ deficit
Share capital (note 10)
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of September 30, 2010 and zero shares as of March 31, 2010	238,407	—
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued and outstanding—44,308,596 shares as of September 30, 2010 and zero shares as of March 31, 2010	483,400	—
Voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of September 30, 2010 and 53,563,844 shares as of March 31, 2010	—	41,166
Voting Preferred Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of September 30, 2010 and 127,483,148 shares as of March 31, 2010	—	—
Non-voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of September 30, 2010 and 127,489,844 shares as of March 31, 2010	—	120,108
Accumulated other comprehensive loss (note 4)	(4,865)	(24,364)
Additional paid-in capital (notes 10 and 11)	1,773	—
Deficit	(781,889)	(831,225)

	(63,174)	(694,315)

	$559,144	$528,094

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the six months ended September 30, 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	49,336	—	—	49,336
Participant Equity Loan Plan (note 10)	8,319	—	—	—	8,319
2010 Reorganization (notes 3 and 10)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Foreign currency translation	—	—	19,499	—	19,499
Stock-based compensation	—	—	—	1,773	1,773

Balance as of September 30, 2010	$721,807	$(781,889)	$(4,865)	$1,773	$(63,174)

For the six months ended September 30, 2009

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2009	$160,247	$(973,257)	$130,677	$—	$(682,333)
Net income	—	111,585	—	—	111,585
Foreign currency translation	—	—	(117,156)	—	(117,156)

Balance as of September 30, 2009	$160,247	$(861,672)	$13,521	$—	$(687,904)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

For the six months ended September 30, 2010 and 2009

	September 30, 2010	September 30, 2009
Cash (used in) provided by
Operations
Net income	$49,336	$111,585
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	14,841	7,274
Amortization of intangible assets	4,235	—
Amortization of deferred financing fees	986	969
Non-cash interest expense (recovery) on long-term debt	1,441	(887)
Non-cash interest expense on related party long-term debt	5,297	16,703
Unrealized loss (gain) on foreign exchange	2,170	(75,627)
Stock-based compensation	1,773	—
Deferred income tax (recovery) expense	(5,658)	4,070
Loss on disposal of property and equipment	9	210
Trade receivables	(22,421)	(19,290)
Other current assets	4,472	(339)
Inventory	(19,204)	4,556
Income taxes recoverable and payable	8,147	8,033
Accounts payable, accrued and other current liabilities	(23,579)	(9,691)
Deferred revenue	11,125	8,219

Cash provided by operating activities	32,970	55,785

Investing
Business acquisition	(82,000)	—
Cash of subsidiary at date of acquisition	7,974	—
Capital expenditures	(12,830)	(15,991)
Intangible assets	(104)	—

Cash used in investing activities	(86,960)	(15,991)

Financing
Proceeds from initial public offering, net	134,314	—
Proceeds from sale of property and equipment	14	16
Proceeds from issuance of debt	—	7,527
Financing fees paid	(1,387)	—
Repayment of debt	(182,822)	(1,501)
Repayment of Participant Equity Loan Plan	8,083	—

Cash (used in) provided by financing activities	(41,798)	6,042
Effect of exchange rate changes on cash and cash equivalents	3,154	8,250

Net (decrease) increase in cash and cash equivalents	(92,634)	54,086
Cash and cash equivalents, beginning of period	230,169	37,055

Cash and cash equivalents, end of period	$137,535	$91,141

Cash and cash equivalents are comprised as follows
Cash	$13,861	$37,086
Short-term investments	123,674	54,055

	$137,535	$91,141

Supplemental cash flow disclosures
Interest paid	$23,634	$14,430
Interest received	$282	$73
Income taxes paid	$22,309	$3,479
Amount of non-cash capital additions in accounts payable, accrued and other current liabilities	$3,409	$564

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2010, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships, and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	Five to ten years
Customer relationships	Five years
Other intellectual property	Five to ten years

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(b) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(c) Business combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard for business combinations, which established principles and requirements for how an acquirer is to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

non-controlling interest in the acquiree in a business combination. This new accounting standard also established principles regarding how goodwill acquired in a business combination or gain from a bargain purchase should be recognized and measured, as well as providing guidelines on the disclosure requirements. In April 2009, FASB amended this new accounting standard to require the assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. This new standard was applied to the Company’s accounting for its acquisition during the six months ended September 30, 2010.

(d) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably on a straight-line basis over the requisite service period with an offset to additional paid-in capital. Further information regarding stock-based compensation can be found in note 11, “Stock-based compensation”.

(e) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

2. Acquisition

On April 21, 2010 the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash. NextWindow designs components for optical touch screens for integration into electronic displays including PC displays.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s results for the three months ended September 30, 2010 amounted to $6,460 and $2,799, respectively, and for the six months ended September 30, 2010 amounted to $15,250 and $3,711, respectively. The net loss for the three and six months ended September 30, 2010 included amortization of intangible assets resulting from the acquisition of $2,364 and $4,176, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed based on fair values.

Assets purchased
Current assets	$12,513
Capital assets	2,177
Intangible assets	50,061
Goodwill	34,819

$99,570

Liabilities assumed
Current liabilities	$10,514
Deferred income tax liability	15,030

$25,544

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not expected to be deductible for income tax purposes.

The Company expensed $1,092 of acquisition-related costs included in selling, marketing and administration in the six months ended September 30, 2010.

The weighted average amortization period of the total intangible assets related to the business acquisition is approximately 5.6 years at the date of acquisition.

3. 2010 Reorganization

On May 13, 2010, the Company’s board of directors approved a reorganization (the “2010 Reorganization”) of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8,016 on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as the Company’s existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company. Also refer to notes 9 and 10 which describe the impact of the 2010 Reorganization on the Company’s financial position in greater detail.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

4. Accumulated other comprehensive (loss) income and comprehensive income (loss)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Accumulated other comprehensive (loss) income
Balance at beginning of period	$3,990	$72,217	$(24,364)	$130,677
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(4,878)	(57,591)	17,642	(120,160)
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency	(3,977)	(1,105)	1,857	3,004

Other comprehensive (loss) income	(8,855)	(58,696)	19,499	(117,156)

Balance at end of period	$(4,865)	$13,521	$(4,865)	$13,521

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Comprehensive income (loss)
Net income	$44,347	$56,702	$49,336	$111,585
Foreign currency translation	(8,855)	(58,696)	19,499	(117,156)

Comprehensive income (loss)	$35,492	$(1,994)	$68,835	$(5,571)

5. Trade receivables

	September 30, 2010	March 31, 2010
Trade receivables	$117,836	$85,769
Allowance for doubtful receivables	(5,227)	(3,868)

	$112,609	$81,901

6. Inventory

	September 30, 2010	March 31, 2010
Raw materials	$10,678	$11,061
Finished goods	71,640	51,408
Provision for obsolescence	(2,760)	(3,726)

	$79,558	$58,743

The provision for obsolescence is related to finished goods inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

7. Property and equipment

	September 30, 2010	March 31, 2010
Cost
Building	$71,384	$72,180
Information systems, hardware and software	41,028	45,607
Assembly equipment, furniture, fixtures and other	36,233	40,852
Capital additions in progress	6,597	3,107

	$155,242	$161,746
Accumulated depreciation and amortization
Building	$4,823	$3,167
Information systems, hardware and software	19,549	21,434
Assembly equipment, furniture, fixtures and other	23,454	29,146

	$47,826	$53,747
Net book value
Building	$66,561	$69,013
Information systems, hardware and software	21,479	24,173
Assembly equipment, furniture, fixtures and other	12,779	11,706
Capital additions in progress	6,597	3,107

	$107,416	$107,999

8. Intangible assets

	September 30, 2010	March 31, 2010
Cost
Acquired technology	$29,600	$—
Customer relationships	17,500	—
Other intellectual property	3,574	527

	$50,674	$527
Accumulated amortization
Acquired technology	$2,363	$—
Customer relationships	1,546	—
Other intellectual property	313	21

	$4,222	$21
Net book value
Acquired technology	$27,237	$—
Customer relationships	15,954	—
Other intellectual property	3,261	506

	$46,452	$506

The increase in intangible assets in the six months ended September 30, 2010 relates to the acquisition of NextWindow (note 2).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

Amortization expense of finite-lived intangibles for the three months ended September 30, 2010 was $2,399 (2009—zero) and for the six months ended September 30, 2010 was $4,235 (2009—zero).

9. Long-term debt and credit facilities

Long-term debt

	September 30, 2010	March 31, 2010
First lien facility	$295,850	$337,375
Second lien facility	100,000	100,000
Unsecured term loan	—	79,407
Term construction facility	—	49,740

	395,850	566,522
Current portion of long-term debt	(3,050)	(92,790)

	$392,800	$473,732

Related party long-term debt

	September 30, 2010	March 31, 2010

Construction loan	$—	$1,421
Shareholder note payable	—	327,864
Cumulative preferred shares	—	101,991

	—	431,276
Current portion of related party long-term debt	—	(1,421)

	$—	$429,855

The term construction facility, construction loan, shareholder note payable and cumulative preferred shares were Canadian dollar facilities. All other debt and credit facilities are U.S. dollar facilities.

In the six months ended September 30, 2010 the Company repaid in full the $40,000 balance drawn on the revolving portion of the First lien facility at March 31, 2010.

As part of the 2010 Reorganization disclosed in note 3:

(a)	The Company made a payment of $8,016 on the shareholder note payable;

(b)	The shareholder note payable of C$253,972 plus accrued interest to May 22, 2010 of C$75,074 were effectively converted to Class A Preferred Shares and Class B Shares (note 10); and

(c)	The 84,883,191 cumulative preferred shares of C$84,883 plus accrued dividends to May 22, 2010 of C$19,748 were converted to Class A Preferred Shares (note 10).

As part of the Company’s IPO transaction which closed on July 20, 2010, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28, 2013, which increased the total revolving credit capacity to $100,000, which remains undrawn as of September 30, 2010. In addition, the Company repaid $40,000 and $19,244 of the unsecured term loan and term construction facility, respectively, from the IPO proceeds.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

In September 2010, the remaining balances of $42,389 of the unsecured term loan, $29,836 of the term construction facility and $1,438 of the construction loan were repaid in full.

10. Share capital

(a) Share capital

The Company’s share capital was reorganized as a result of the 2010 Reorganization (note 3) and the IPO on July 20, 2010.

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares, 433,676,686 Class A Preferred Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

(ii) Issued and outstanding

	March 31, 2010	Participant Equity Loan Plan	2010 Reorganization	Initial Public Offering	September 30, 2010
Voting Common Shares
Shares	53,563,844	—	(53,563,844)	—	—
Stated amount	$41,166	$2,122	$(43,288)	$—	$—
Non-voting Common Shares
Shares	127,489,844	—	(127,489,844)	—	—
Stated amount	$120,108	$—	$(120,108)	$—	$—
Voting Preferred Shares
Shares	127,483,148	—	(127,483,148)	—	—
Stated amount	$—	$—	$—	$—	$—
Class A Subordinate Voting Shares
Shares	—	—	5,478,596	38,830,000	44,308,596
Stated amount	$—	$6,197	$3,156	$474,047	$483,400
Class B Shares
Shares	—	—	85,044,901	(5,580,706)	79,464,195
Stated amount	$—	$—	$160,242	$78,165	$238,407
Class A Preferred Shares
Shares	—	—	433,676,686	(433,676,686)	—
Stated amount	$—	$—	$413,616	$(413,616)	$—

Total share capital
Shares	308,536,836	—	215,663,347	(400,427,392)	123,772,791
Stated amount	$161,274	$8,319	$413,618	$138,596	$721,807

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 9) and shareholder note payable (note 9) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

As part of the Company’s IPO on July 20, 2010, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting Shares and then 11,479,450 Class B Shares were converted to 11,479,450 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds from the IPO were $138,596, net of underwriting commissions of $7,854 and other offering expenses of $7,429, net of tax of $4,279. Other offering expenses were also recorded as a reduction of IPO proceeds effective the date of the IPO. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

(b) Participant equity loan plan

In 2009 the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital. Total loans and accrued interest amounted to $2,635 at September 30, 2010.

Share capital increased by $8,319 in the six months ended September 30, 2010 as a result of Plan activity which consisted of loan principal and interest repayments totaling $8,177, interest accrued during the period of $141 and foreign exchange adjustments of $283. Also, during the six months ended September 30, 2010, 26,250 shares of employees who left the Company were repurchased and related loans and accrued interest amounting to $93 were repaid. At March 31, 2010, the value of the shares to be repurchased had been reclassified to accrued and other current liabilities and the value of the related loan and accrued interest had been reclassified to other current assets.

Shares issued under the Plan are subject to restrictions that lapse as follows: 40% of the Plan shares are subject to restrictions that lapse based on passage of time and 60% are subject to restrictions that lapse based on performance of the Company. The restrictions on performance-based shares lapse upon a liquidity event that provides a return on invested capital earned by the principal shareholders of the Company above certain valuation thresholds. At the time of the IPO, 789,176 time-vesting shares were unrestricted and as a result of the Company’s IPO, 1,951,594 performance-based shares became unrestricted, causing employee loans of $6,537 to become immediately repayable.

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing, and administration and research and development, with an offsetting credit to additional paid-in capital. The total number of shares affected by this amendment was 1,301,063 Class A Subordinate Voting Shares. The weighted average grant date price was $2.36 and the fair value at the date of the amendment was $13.38. The total amount of compensation cost is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value to be expensed over two years is $13,746, of which $1,448 was expensed in the three months ended September 30, 2010.

11. Stock-based compensation

On June 3, 2010 the Company approved the 2010 Equity Incentive Plan (“2010 Plan”) which provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares.

On July 15, 2010, the Company granted 1,140,000 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at an exercise price of $17.00. These options will vest over various periods ranging between three and four years.

A summary of the status of the Company’s stock options at September 30, 2010 and 2009 and changes during the three and six months ended on those dates is as follows.

	Three months ended September 30,				Six months ended September 30,
	2010		2009		2010		2009
	Number of options	Exercise price per option	Number of options	Exercise price per option	Number of options	Exercise price per option	Number of options	Exercise price per option
Balance at beginning of period	—	$—	—	$—	—	$—	—	$—
Granted	1,140,000	$17.00	—	$—	1,140,000	$17.00	—	$—
Exercised	—	$—	—	$—	—	$—	—	$—
Forfeited	(8,000)	$17.00	—	$—	(8,000)	$17.00	—	$—

Balance at end of period	1,132,000	$17.00	—	$—	1,132,000	$17.00	—	$—
Vested at September 30, 2010	—	$—	—	$—	—	$—	—	$—

Exercisable at September 30, 2010	—	$—	—	$—	—	$—	—	$—

The fair value of each stock-based award is estimated at the date of grant using the BSM option-pricing model and the assumptions noted in the table below. The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders. The weighted average fair value of options granted in the six months ended September 30, 2010 was $6.17. No options were granted in the six months ended September 30, 2009.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

The assumed volatility used in the stock option valuation for options granted for the three and six months ended September 30, 2010 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed dividend yield reflects the Company’s intention to not pay cash dividends in the foreseeable future. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed risk free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issue with a remaining life approximately equal to the expected term of the option.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates.

As at September 30, 2010, the total compensation cost not yet recognized related to stock options was $5,721. This amount is expected to be recognized over the next 45 months on a weighted average basis. Stock-based compensation expense related to these options which is included in selling, marketing and administration and research and development expense was $325 and zero for the three and six months ended September 30, 2010 and 2009, respectively.

The weighted average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

Three and six months ended September 30, 2010
Fair value of stock options granted during the periods	$6.17
Assumptions
Risk free interest rate	1.49%
Expected life in years	4.0
Expected dividend yield	0.0%
Volatility	45.0%

12. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for these differences are as follows.

	Six months ended September 30,
	2010	2009
Income before income taxes	$74,847	$127,784
Combined tax rate	28.83%	29.40%
Expected income tax expense	21,578	37,569
Adjustments
Non-deductible, non-taxable items	2,676	(15,671)
Variation in foreign tax rates	687	461
Deferred income tax rate differences	581	(767)
Change in valuation allowance	712	(3,436)
Investment tax credits	(1,981)	(1,383)
Other	1,258	(574)

Income tax expense	$25,511	$16,199

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

The Canada Revenue Agency (the “CRA”) has commenced an examination of the Company’s Canadian income tax returns for taxation years ended in the 2008 and 2009 fiscal years which is in its preliminary stages. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that any reassessments to be issued by the CRA, on an aggregate basis, could result in a material effect on the Company’s consolidated financial statements.

13. Earnings per share amounts

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Weighted average number of shares outstanding—basic and diluted	116,544,684	173,986,882	137,739,521	172,031,060

The weighted average number of shares outstanding for the three and six months ended September 30, 2010 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to September 30, 2010, after giving effect to the one-for-two reverse share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,132,000 Class A Subordinate Voting Shares were outstanding at September 30, 2010. These options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three months and six months ended September 30, 2010.

The weighted average number of shares outstanding for the three and six months ended September 30, 2009 reflects voting and non-voting common shares.

14. Guarantees and contingencies

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims and contingencies, is not likely to have a material effect on the consolidated results of operations or financial condition of the Company.

15. Segmented disclosure

The Company operates in one reportable segment, which is the design, development, assembly and sale of hardware and software of interactive whiteboards and related products that enable group collaboration and learning.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Revenue
United States	$143,345	$127,666	$301,398	$237,691
Canada	14,350	10,731	31,671	24,164
Europe, Middle East and Africa	49,780	34,882	81,153	63,649
Rest of World	15,264	4,570	27,690	10,805

	$222,739	$177,849	$441,912	$336,309

For the six months ended September 30, 2010 and 2009, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at September 30, 2010. Total long-lived assets in New Zealand amounted to $83,247 and total long-lived assets outside of Canada amounted to $84,269 at September 30, 2010.

16. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its business exposure to foreign exchange risk and interest rate risk. The Company generally enters into derivative transactions with high credit counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

September 30, 2010

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$123,674	$—	$—	$123,674
Derivative instruments	—	1,295	—	1,295

Total assets	$123,674	$1,295	$—	$124,969

Liabilities
Derivative instruments	$—	$3,607	$—	$3,607

Total liabilities	$—	$3,607	$—	$3,607

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

(a) Fair value of derivative contracts

September 30, 2010

	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$306 (542 (61	) )	Oct 2010 to Apr 2011 Oct 2010 to Jun 2011 Oct 2010 to Apr 2011	1.0460 - 1.0602 1.2970 - 1.5882 1.5081 - 1.7778	USD 18,000 EUR 17,000 GBP 6,700

	$(297)

Foreign exchange collar derivative contracts	$60		Oct 2010 to Mar 2011	1.0215 - 1.0615	USD 12,000

Interest rate derivative contracts	$(2,075)		Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

March 31, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$331 1,927 1,657	Apr 2010 to Sep 2010 Apr 2010 to Dec 2010 Apr 2010 to Jan 2011	1.0140 - 1.0800 1.4945 - 1.5882 1.7171 - 1.7778	USD 31,000 EUR 13,500 GBP 9,150

	$3,915

Interest rate derivative contracts	$(4,299)	Sep 2010	4.756%	80% declining to 50% of the outstanding principal on the first and second lien term loans over the contract term

	(952)	Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

	$(5,251)

The fair value of foreign exchange derivative contracts of $1,295 is included in other current assets at September 30, 2010 ($3,915 at March 31, 2010). The fair value of foreign exchange derivative contracts of $1,532 is included in accrued and other current liabilities at September 30, 2010 (zero at March 31, 2010).

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $1,738 at September 30, 2010 ($5,758 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term assets is zero at September 30, 2010 ($507 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term liabilities is $337 at September 30, 2010 (zero at March 31, 2010).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2010 and 2009

17. Related party transactions

All transactions with related parties were nominal for the six months ended September 30, 2010 and 2009 with the exception of those disclosed in notes 9 and 10.

18. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.